SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2 (b)

                               (Amendment No. 1)*


                           Palatin Technologies, Inc.
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)


                                    696077304
                                 (CUSIP Number)


                                November 18, 2002
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        |_| Rule 13d-1(b)
        |x| Rule 13d-1(c)
        |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
CUSIP No. 69677304                   13G                       Page 2 of 6 Pages
================================================================================
(1)   NAMES OR REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Joseph Edelman
--------------------------------------------------------------------------------
(2)   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
      (a) |_|
      (b) |_|

--------------------------------------------------------------------------------
(3)   SEC USE ONLY



--------------------------------------------------------------------------------
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

--------------------------------------------------------------------------------
                                (5)   SOLE VOTING POWER

                                      5,111,997
                                ------------------------------------------------
                                (6)   SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                    0
BY EACH REPORTING               ------------------------------------------------
PERSON WITH                     (7)   SOLE DISPOSITIVE POWER

                                      5,111,997
                                ------------------------------------------------
                                (8)   SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,111,997

--------------------------------------------------------------------------------
(10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      17.54%
--------------------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN



================================================================================


                               Page 2 of 6 Pages

Item 1.

      (a)   Name of Issuer.

            Palatin Technologies, Inc.

      (b)   Address of Issuer's Principal Executive Offices.

            103 Carnegie Center
            Suite 200
            Princeton, New Jersey  08540

Item 2.

      (a)   Name of Person Filing.

            This Schedule 13G is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by Joseph Edelman. See Item 4 below.

      (b)   Address of Principal Business Office or, if none, Residence.

            The principal business address of the reporting person is:

            c/o First New York Securities, LLC
            850 Third Avenue, 8th Floor
            New York, NY 10022

      (c)   Citizenship.

            Mr. Edelman is a United States citizen.

      (d)   Title of Class of Securities.

            Common Stock, $0.01 par value per share

      (e)   CUSIP Number.

            69677304


                               Page 3 of 6 Pages

Item 3.     If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or
            (c), check whether the person filing is a:

      (a)   |_|   Broker or dealer registered under Section 15 of the Act.

      (b)   |_|   Bank as defined in Section 3(a)(6) of the Act.

      (c)   |_|   Insurance Company as defined in Section 3(a)(19) of the Act.

      (d)   |_|   Investment Company registered under Section 8 of the
                  Investment Company Act.

      (e)   |_|   Investment Adviser in accordance with Sec.
                  240.13d-1(b)(1)(ii)(E).

      (f)   |_|   Employee Benefit Plan or Endowment Fund in accordance with
                  Sec. 240.13d"1(b)(1)(ii)(F).

      (g)   |_|   Parent holding company, in accordance with Sec.
                  240.13d-1(b)(ii)(G).

      (h)   |_|   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act.

      (i)   |_|   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act of 1940.

      (j)   |_|   Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Sec. 240.13d-1(c), check this box |x|.

Item 4.     Ownership

      (a)   Amount Beneficially Owned.

                        5,111,997 (comprised of (i) 518,691 shares of Palatin Technologies, Inc. common stock, par value $0.01 per share (a "Share") and warrants to purchase 103,464 Shares held by Mr. Edelman, (ii) 3,663,085 Shares and warrants convertible into 698,557 Shares held by Perceptive Life Sciences Master Fund Ltd., a Cayman Island company of which the investment manager is Perceptive Advisors LLC, a Delaware limited liability company of which Mr. Edelman is the managing member) and
                        (iii) 128,200 Shares held in an account of First New York Trading, LLC, of which Mr. Edelman has sole voting and dispositive power.

      (b)   Percent of Class. 17.54%

      (c)   Number of shares as to which each such person has

            (i)   sole power to vote or to direct the vote:
                                                                       5,111,997

            (ii)  shared power to vote or to direct the vote:
                                                                               0

            (iii) sole power to dispose or to direct the disposition of:
                                                                       5,111,997

            (iv)  shared power to dispose or to direct the disposition of:
                                                                               0


                               Page 4 of 6 Pages

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Other persons have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, certain of the Shares reported herein. In that regard, Mr. Edelman is the managing member of Perceptive Advisors LLC, the investment manager of Perceptive Life Sciences Master Fund Ltd. ("Perceptive"). Accordingly, Perceptive has the right to receive and the power to direct the receipt of, dividends and the proceeds from the sale of the Shares reported herein that are held by Perceptive.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.


                               Page 5 of 6 Pages

Item 10.    Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 26, 2002

                                                  /s/ Joseph Edelman
                                                ----------------------------
                                                      Joseph Edelman


      Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                               Page 6 of 6 Pages